Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

						Nine Months Ended September 30,
	2013	2014	2015	2016	2017	2017	2018
Income before income tax expense	$416,527	$333,752	$439,064	$414,436	$491,465	$378,272	$367,368
Add: Fixed charges	91,182	98,404	132,048	189,717	312,396	220,979	370,592

Total earnings	$507,709	$432,156	$571,112	$604,153	$803,861	$599,251	$737,960

Interest expense	$89,085	$95,815	$128,619	$185,908	$308,082	$217,777	$366,942
Rental expense, net of income	2,097	2,589	3,429	3,809	4,314	3,202	3,650

Total fixed charges	91,182	98,404	132,048	189,717	312,396	220,979	370,592

Preferred stock dividends	—	12,933	19,595	21,204	15,714	12,577	11,441
Total fixed charges and preferred stock dividends	$91,182	$111,337	$151,643	$210,921	$328,110	$233,556	$382,033
Ratio of earnings to fixed charges(1)	5.57	4.39	4.33	3.18	2.57	2.71	1.99

Ratio of earnings to fixed charges and preferred stock dividends(1)	5.57	3.88	3.77	2.86	2.45	2.57	1.93

(1)
For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.